EXHIBIT 99.1
ANNUAL GENERAL MEETING: RESOLUTIONS

Ferguson plc (the “Company”) is pleased to announce that, at its Annual General Meeting held earlier today, shareholders passed each of the ordinary and special resolutions by the requisite majorities on a poll.  The full text of each resolution is contained in the Notice of Annual General Meeting, which is available on the Company's website, www.fergusonplc.com.

The total number of votes cast for each resolution is set out in the table below. Resolutions 1 to 19 (inclusive) are ordinary resolutions and resolutions 20, 21 and 22 are special resolutions.

Resolution	For	%*	Against	%*	Votes Total	% Shares Voted**	Votes Withheld***
1. To receive the Company’s Annual Report and Accounts	168,544,054	100.00%	724	0.00%	168,544,778	76.28%	1,342,558
2. To approve the Directors’ Remuneration Report	159,248,312	94.04%	10,087,005	5.96%	169,335,317	76.64%	551,739
3. To declare a final dividend	169,272,959	99.64%	612,711	0.36%	169,885,670	76.89%	1,666
4. To elect Kelly Baker	169,654,491	99.87%	226,192	0.13%	169,880,683	76.89%	6,653
5. To elect Brian May	169,656,202	99.87%	226,003	0.13%	169,882,205	76.89%	6,543
6. To elect Suzanne Wood	126,814,219	84.17%	23,851,154	15.83%	150,665,373	68.19%	19,223,375
7. To re-elect Bill Brundage	169,766,642	99.93%	116,838	0.07%	169,883,480	76.89%	5,268
8. To re-elect Geoff Drabble	145,969,083	96.10%	5,920,948	3.90%	151,890,031	68.74%	17,998,717
9. To re-elect Catherine Halligan	169,452,290	99.75%	429,780	0.25%	169,882,070	76.89%	6,678
10.To re-elect Kevin Murphy	169,852,433	99.98%	31,509	0.02%	169,883,942	76.89%	4,806
11. To re-elect Alan Murray	169,554,485	99.81%	329,273	0.19%	169,883,758	76.89%	4,990
12. To re-elect Tom Schmitt	169,478,715	99.76%	403,207	0.24%	169,881,922	76.89%	6,826
13. To re-elect Nadia Shouraboura	168,657,565	99.28%	1,224,029	0.72%	169,881,594	76.89%	7,154
14. To re-elect Jacqueline Simmonds	166,016,902	97.74%	3,834,868	2.26%	169,851,770	76.87%	36,978
15. To re-appoint Deloitte LLP as auditors	168,669,031	99.99%	11,735	0.01%	168,680,766	76.34%	1,207,982
16. To authorize the Audit Committee to agree the auditor’s remuneration	169,801,120	99.95%	83,487	0.05%	169,884,607	76.89%	4,141
17. Authority of limited political expenditure and political donations	168,270,917	99.18%	1,397,124	0.82%	169,668,041	76.79%	220,427
18. Authority to allot securities	154,545,138	90.97%	15,336,923	9.03%	169,882,061	76.89%	6,407
19. To approve the Ferguson Group Employee Share Purchase Plan 2021	169,859,243	99.99%	10,481	0.01%	169,869,724	76.88%	19,024
20. Authority to disapply pre-emption rights	168,630,232	99.27%	1,239,103	0.73%	169,869,335	76.88%	19,413
21. Additional authority to disapply pre-emption rights for specified capital investment	166,020,086	97.73%	3,847,535	2.27%	169,867,621	76.88%	21,127
22. Authority to purchase own shares	168,380,536	99.16%	1,433,247	0.84%	169,813,783	76.86%	74,965

*    percentage of votes cast excludes withheld votes
**     percentage of issued share capital (excluding 11,218,323 treasury shares)
***    For Jersey Law purposes, a vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes “For” or “Against” a resolution

As at November 30, 2021, the Company:

(i)had 232,171,182 issued ordinary shares of 10 pence, each ordinary share having one vote;

(ii)held 11,218,323 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended; and

(iii)accordingly, had total voting rights of 220,952,859.

For further information please contact:

Graham Middlemiss, Group Company Secretary
+44 (0) 118 927 3800